Filed by Epicor Software Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Commission File No.: 000-20740

Subject Company: Scala Business Solutions N.V.

Set forth below is the text of a joint press release issued by Epicor Software Corporation and Scala Business Solutions N.V. on December 12, 2003.

For immediate release

Contacts:	Valerie Brodie	Neville Hobson
	Sr. Director, Investor Relations	VP Corporate Communication
	Epicor Software	Scala Business Solutions
	Irvine, CA, USA	Amsterdam, The Netherlands
	Phone +1 949-585-4293	Phone +31 20 427 4361
	Email vbrodie@epicor.com	Email neville.hobson@scala.net

Epicor Announces Public Offer for all Shares of

Scala Business Solutions

Irvine, California, USA, and Amsterdam, The Netherlands – December 12, 2003. Epicor® Software Corporation (NASDAQ: EPIC) and Scala Business Solutions N.V. (Euronext: A.SCALA) today announced Epicor’s friendly public offer to acquire all issued and outstanding shares of Scala. The offer is made up of a cash price of US$1.8230 per Scala share plus 0.1795 shares of Epicor’s common stock, subject to adjustment as described below.

The Epicor common stock component of the transaction is subject to a 20% downwards protection for the shareholders of Scala. Any decrease in the value of the common stock of Epicor below a floor of US$10.21 per share (Epicor’s closing stock price on November 13, 2003) during the 10 trading day period, ending 2 full NASDAQ trading days prior to the day on which the tender period ends, will be compensated in cash by an increase in the offer price up to US$ 0.3665 per share.

Creating a Global Midmarket Leader

The merger would create the largest independent midmarket provider of collaborative enterprise resource planning (ERP), customer relationship management (CRM) and supply chain management (SCM) applications based on Microsoft’s .Net platform and web services.

“The combination of Epicor and Scala creates a strong international midmarket player that will give our customers continuing access to the business solutions that drive greater value for them and, in turn, for our shareholders” said George Klaus, Chairman, CEO and President of Epicor. “In particular, we are very excited about the synergies both companies have with our complementary product lines. We will continue to develop, support and enhance the iScala products, as well as Epicor’s current product lines. In the longer term, we will identify future product development that leverages the functional synergies of the combined company’s products on Microsoft .Net and web services.”

“With our shared vision of improving the business success of our customers worldwide, we will continue to deliver compelling Microsoft-based solutions that help them drive their sales and grow their profits, wherever they do business,” said Andreas Kemi, Chief Executive Officer of Scala.

With projected 2004 annual revenues of approximately $250 million, the combined company will expand its global presence with worldwide coverage of sales, consulting and support for midmarket and large multinationals as well as local enterprises, offering a broad suite of integrated solutions that have been implemented by more than 20,000 customers worldwide. The planned combination is expected to be accretive to Epicor’s GAAP earnings in the second quarter 2004 and for the fiscal year 2004.

Epicor believes that there are a number of potential benefits of the proposed acquisition of Scala, including:

•	The strong global organization of the combined company, which will be able to deliver software and services to customers in major developed markets in North America, Western Europe, Australia and New Zealand as well as in key emerging markets, such as Central and Eastern Europe, Russia, China and Latin America.

•	The combined company’s ability to offer a range of Microsoft technology-based products that are broader and deeper in functionality and delivered to market faster than either Epicor or Scala could offer independently.

•	As a result of the merger, the combined company will have a global infrastructure in place to continually monitor and rapidly respond to customer needs, providing enhanced development, sales, service and support of leading-edge software technology and solutions.

•	The combined company will enable Epicor to diversify its revenues by combining the complementary strengths of Epicor and Scala across markets and product lines.

•	Relative to Epicor or Scala independently, the combined company will be better positioned for growth due to an expanded presence in key growing vertical markets, including financial services, consumer packaged goods, professional services, automotive, industrial machinery, light engineering, electronics, hospitality, pharmaceuticals and non-profit.

•	Relative to Epicor or Scala independently, the combined company will be able to realize greater operational efficiency by putting unused capacity to work and eliminating duplicative expenses, including general and administrative, research and development, facilities, and technical support.

•	The two companies have collaborative expertise and share a strategic vision of providing their customers with comprehensive software solutions across business processes.

Scala’s Supervisory Board and Managing Board fully support Epicor’s public offer and recommend that shareholders accept it.

The Tender Period

The publication of the Offering Memorandum (biedingsbericht) and the preliminary Prospectus contained in the registration statement on Form S-4 and the completion of the public offer are subject to the closing conditions, which are outlined in the attached annex. The tender period will begin when the Offering Memorandum and the preliminary Prospectus contained in the registration statement on Form S-4, which Epicor plans to file with the SEC, have been made available. Epicor intends to make the Offering Memorandum and the preliminary Prospectus available in early January. The availability of the Offering Memorandum (and the preliminary Prospectus) will be announced in accordance with the Dutch Decree on the Supervision of the Securities Trade 1995 (the “Decree”). The tender period for the offer will commence one day after the announcement of the availability of the Offering Memorandum and Prospectus and will remain open for a minimum of 23 business days. Epicor aims to complete the public offer before the end of February 2004.

If the public offer results in Epicor’s shareholding in Scala reaching or exceeding 95% of the total issued share capital, Epicor intends to exercise its rights under Dutch law to initiate squeeze-out proceedings or other post-closing restructuring measures, in order to acquire 100% of the shares. Epicor also intends to de-list the Scala shares from the Euronext Amsterdam Stock Exchange when possible.

Scala will hold an extraordinary general meeting of shareholders to discuss the offer in accordance with article 9(q) of the Decree. This meeting will be convened in the usual manner and in accordance with Scala’s articles of association.

Scala has received a fairness opinion by Fortis Bank (Nederland) N.V. with respect to Epicor’s public offer, which will be published in the Offering Memorandum.

This public announcement is made pursuant to Article 9(g) sub section 1a of the Decree.

# # #

About Epicor Software Corporation

Epicor is a leading provider of integrated enterprise software solutions for midmarket companies around the world. Founded in 1984, Epicor has over 15,000 customers and delivers end-to-end, industry-specific solutions that enable companies to immediately improve business operations and build competitive advantage in today’s Internet economy. Epicor’s comprehensive suite of integrated software solutions for Customer Relationship Management, Financials, Manufacturing, Supply Chain Management, Professional Services Automation and Collaborative Commerce provide the scalability and flexibility to support long-term growth. Epicor’s solutions are complemented by a full range of services, providing single point of accountability to promote rapid return on investment and low total cost of ownership, now and in the future. Epicor is headquartered in Irvine, California and has offices and affiliates around the world. For more information, visit the company’s website at www.epicor.com.

Epicor is a registered trademark of Epicor Software Corporation. All other trademarks referenced are the property of their respective owners.

About Scala Business Solutions

Scala Business Solutions offers a collaborative ERP system to make business simple. Whether companies do business in established or emerging markets, or even in some of the world’s most difficult-to-get-to places, Scala offers them the most complete, integrated ERP, CRM and SCM solution on a web services platform to help them increase their business efficiency and productivity. Scala has the local know-how and expertise to deliver results for businesses anywhere in the world, gained from over 25 years working with international companies and their subsidiaries and divisions in all types of industries. Scala delivers software and services which support local currencies, accounting regulations and legal requirements in more than 30 languages in over 140 countries.

Scala is listed on the Euronext Amsterdam Stock Exchange (symbol: SCALA). 2002 revenue was US$73.4 million.

Visit Scala’s website at www.scala.net for press information including press releases, information for investors, and company and product information.

(c) 2003 Scala Business Solutions, NV. All rights reserved. The Scala logo, Scala(r) and iScala(r) are registered trademarks. Other trademarks or registered trademarks are the property of their respective owners.

Forward-Looking Statements

Management of Epicor Software Corporation and Scala Business Solutions NV believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Epcior and Scala with respect to these items.

These forward looking statements include statements regarding the expected closing date of the transaction, the purchase price, the accretive nature of the acquisition, the expected benefits of the transaction and growth of the combined entity and other statements that are not historical fact. These forward-looking statements are based on currently available data together with management’s views and assumptions regarding future events as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements.

Such risks and uncertainties include but are not limited to, the companies’ ability to ability to satisfaction of conditions to closing, including regulatory approvals, changes in the public markets for Epicor and Scala stock, the companies’ ability to integrate operations and retain key personnel, satisfaction of conditions to closing, including regulatory approvals; changes in the demand for enterprise resource planning products, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition and Epicor’s other acquisitions; changes in the financial condition of the Companies’ major commercial customers and the Companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Epicor’s Quarterly report on Form 10-Q, for the quarter ended September 30, 2003. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

Additional Information And Where To Find It

Epicor Software Corporation intends to file a registration statement on Form S-4 containing a prospectus/offering memorandum in connection with the proposed acquisition of Scala by Epicor (the “Acquisition”) pursuant to the terms of the Merger Protocol by and between Epicor and Scala. The registration statement will made available to Scala shareholders and the shareholders of Scala are urged to read the offering memorandum and the registration statement and other relevant materials when they become available because they will contain important information about the Acquisition, Epicor and Scala. Investors and shareholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Epicor by going to Epicor’s Investor Relations page on its corporate website at www.epicor.com/company/investor/.

Copies of the offering memorandum and the registration statement shall also become available at:

ABN AMRO Bank N.V.

Department Equity Capital Markets HQ 7006

Postbus 283

1000 EA AMSTERDAM

tel. :+31 20 383 6707

fax.:+31 20 628 0004

Scala Business Solutions N.V.

Prinsengracht 739-741

1017 JX Amsterdam

tel. :+31 20 427 4361

fax.:+31 20 627 7731

email: epicoroffer@scala.net

The registration statement mentioned above will not be a prospectus as referred to in article 3 paragraph 2 sub b of the Act on the Supervision of the Dutch Securities Trade 1995 (Wte 1995). Epicor has requested dispensation of the Netherlands Authority for the Financial Markets (AFM) in respect of the requirement pursuant to article 3 paragraph 2 sub b of the aforementioned Act.

Annex – Conditions to the offer

The completion of Epicor’s offer is made conditional upon satisfaction of the following conditions on the last day of the tender period (the “Tender Closing Date”):

(1)	such number of Scala shares are tendered as, together with Scala shares, directly or indirectly, held by Epicor for its own account at the Tender Closing Date, represent at least 95% of the issued and outstanding Scala shares at the Tender Closing Date;

(2)	no third party has obtained the right to acquire or will have agreed to acquire or take up Scala shares to be issued by Scala or agreed to acquire a substantial part of the assets or business of Scala or Scala’s group companies;

(3)	the Scala Managing Board and the Scala Supervisory Board have not resolved to revoke their unanimous favorable recommendation of the offer;

(4)	all regulatory approvals necessary for the offer have been obtained prior to the Tender Closing Date;

(5)	the offer has not been rendered impossible in part or in whole or materially adversely affected by any decisions of competent courts or authorities;

(6)	prior to the Tender Closing Date there have been no material facts or circumstances which were not known to Epicor as of the date of this press release (including, but not limited to, national and/or international extraordinary developments in financial, political and/or economic circumstances) and which would be of such a very significant impact on the value of the business of Scala that Epicor could not reasonably be expected to declare the offer unconditional;

(7)	no event has occurred and is continuing which (i) makes it illegal or otherwise prohibits Epicor from declaring the offer unconditional in accordance with the Merger Protocol or from accepting the Scala shares tendered under the offer, (ii) imposes material limitations on Epicor’s ability to acquire, hold or exercise full rights of ownership of the Scala shares tendered under the offer, or (iii) requires divestiture by Epicor or any of its subsidiaries of any Scala shares or of any part of Epicor’s business or the business of Scala;

(8)	Scala has not breached the Merger Protocol in a material respect relevant to Epicor’s determination to declare the offer unconditional;

(9)	Prior to the Tender Closing Date, no notification has been received from the AFM that the offer has been made in conflict with Chapter IIa of the Act on the Supervision of the Dutch Securities Trade 1995 (Wte 1995) in which case the securities institutions, pursuant to section 32a of the Decree on the Supervision of the Securities Trade 1995, would not be allowed to co-operate with the settlement of the offer and Euronext has not suspended and continued to suspend the listing of the Scala Shares on Euronext; and

(10)	the Registration Statement to register the shares of Common Stock in the exchange offer has been declared effective under the U.S. Securities Act of 1933, as amended, and is not subject of any stop orders or proceedings seeking a stop order.

Other than the 1st, the 9th and the 10th condition and the part under (i) of the 7th condition, Epicor may unilaterally, in its sole discretion, waive in whole or in part any of the above conditions to the extent such conditions are not satisfied on or before the Tender Closing Date.

With respect to the 1st condition, Epicor may waive such condition provided that the number of Scala shares tendered under the Offer represents at least 80% of the issued and outstanding share capital of Scala at the Tender Closing Date. If such condition cannot be waived by Epicor because the number of tendered Scala shares is less than such amount, Epicor will consult with Scala and may mutually agree with Scala to decrease the number of Scala shares required to be tendered to satisfy such condition and/or extend the tender period for a mutually agreed number of days.

With respect to the 4th and 10th condition, if either such conditions have not been satisfied on the Tender Closing Date, Epicor may unilaterally extend the date for fulfillment of such conditions for up to 60 days provided that all other conditions have been satisfied or waived on the Tender Closing Date. Except as provided in the preceding paragraph with respect to the 1st condition, if the conditions to the Offer listed above (other than the 4th and the 10th condition as described in the preceding sentence) are not satisfied, or waived by Epicor on the Tender Closing Date, the Tender Period may only be extended by mutual agreement of Scala and Epicor.